UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-165957-02

Bank of America Auto Trust 2012-1

(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-165957

Bank of America Auto Receivables Securitization, LLC

(Exact name of depositor as specified in its charter)

Bank of America, National Association

(Exact name of sponsor as specified in its charter)

State of Delaware

(State or other jurisdiction of incorporation or organization)

Bank of America Auto Receivables Securitization, LLC 100 N. Tryon Street Charlotte, North Carolina	25255
(Address of principal executive offices of registrant)	(Zip Code)

(980) 683-4915

(Registrant’s telephone number, including area code)

Bank of America Auto Trust 2012-1

0.26865% Auto Loan Asset Backed Notes, Class A-1

0.59% Auto Loan Asset Backed Notes, Class A-2

0.78% Auto Loan Asset Backed Notes Class A-3

1.03% Auto Loan Asset Backed Notes, Class A-4

1.59% Auto Loan Asset Backed Notes, Class B

2.09% Auto Loan Asset Backed Notes, Class C

2.99% Auto Loan Asset Backed Notes, Class D

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 23, 2016

Bank of America Auto Receivables Securitization, LLC

By:	/s/ Keith W. Landis
Name: Keith W. Landis
Title: Vice President

Bank of America Auto Trust 2012-1

By: Bank of America, National Association, as Administrator

By:	/s/ Keith W. Landis
Name: Keith W. Landis
Title: Vice President